FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                                                                                                                                                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                                                                                                                                                                                           No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                                                                                                                                                                                           No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                                                           No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Report of Foreign Issuer on Form 6-K contains information regarding the receipt of a US$ 1.25 billion cash fee by Forward Pharma A/S (the “Company”) on February 9, 2017, pursuant to the terms of a Settlement and License Agreement with Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties thereto.

Item 1
	Receipt of Cash Fee	3

Signature		4

Item 1. Receipt of Cash Fee

The Company has received a non-refundable cash fee from two wholly owned subsidiaries of Biogen Inc. of US$ 1.25 billion in connection with the execution and delivery of a Settlement and License Agreement with Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties thereto (the “Settlement and License Agreement”). On January 17, 2017, the Company filed a Form 6-K and announced on its website (http://www.forward-pharma.com) that it had entered into the Settlement and License Agreement subject to the approval of the Company’s shareholders and certain other limited customary conditions.  The Company held an extraordinary general meeting of its shareholders on February 1, 2017 (the “Extraordinary General Meeting”), at which the requisite two-thirds majority of the votes cast as well as the share capital represented at the Extraordinary General Meeting approved the Company’s entry into the Settlement and License Agreement and the consummation of the transactions contemplated thereby. Subject to certain limited conditions, the terms of the Settlement and License Agreement provided for the payment of the cash fee within five business days of the Extraordinary General Meeting. The Company intends to convert the US dollar payment into, and hold it as, Euros, pending a determination by the Company’s board of directors on the disposition of the funds.

The summary of the Settlement and License Agreement above does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement and License Agreement, which is filed as Exhibit 99.2 to the Form 6-K filed on January 17, 2017. The Company’s shareholders are strongly urged to read the Settlement and License Agreement and the other documents filed as exhibits to the Form 6-K in their entirety.

The Company has filed as an exhibit to this Form 6-K a press release dated February 9, 2017, announcing the receipt of the US$ 1.25 billion cash fee.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: February 9, 2017	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer

EXHIBIT INDEX

99.1                        Press Release dated February 9, 2017